Exhibit 1

                                         N E W S   R E L E A S E

TALISMAN ENERGY INCREASES SEMI-ANNUAL DIVIDEND

CALGARY, Alberta, May 3, 2005 – Talisman Energy Inc.’s Board of Directors today declared a semi-annual dividend of seventeen cents Canadian (C$0.17) per share on the Company's common shares. This represents a 13.33% increase from the previous semi annual dividend the Company paid on its common shares.  The dividend will be paid on June 30, 2005 to shareholders of record at the close of business on June 5, 2005.

Talisman Energy Inc. is a large, independent oil and gas producer with operations in Canada and, through its subsidiaries, the North Sea, Indonesia, Malaysia, Vietnam, Algeria, Trinidad and Tobago and the United States.  Talisman's subsidiaries also conduct business in Colombia, Qatar and Peru.  Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social and environmental responsibility wherever its business is conducted.  The Company is a participant in the United Nations Global Compact, a voluntary initiative that brings together companies, governments, civil society and other groups to advance human rights, labour and environmental principles. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager,

     Corporate & Investor Communications

Phone:

403-237-1196  Fax:  403-237-1210

E-mail:

tlm@talisman-energy.com

11-05